

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 9, 2010

via U.S. mail and facsimile

Anthony J. Allott, Chief Executive Officer
Silgan Holdings Inc.
4 Landmark Square,
Stamford, Connecticut 06901

      RE: **Silgan Holdings Inc.**
                Form 10-K for the Fiscal Year Ended December, 2009
                Definitive Proxy filed April 29, 2010
                File No. 221117

Dear Mr. Allott:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Accounting Branch Chief